SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    5  )*

Entravision Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29382R 10 7

(CUSIP Number)

Univision Communications Inc.
1999 Avenue of the Stars, Suite 3050
Los Angeles, California  90067

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule 13D and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this Statement: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29382R 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Univision Communications Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,926,323

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,926,323

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,926,323

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 39.9%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). A. Jerrold Perenchio

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,926,323

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,926,323

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,926,323

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 39.9%

14.	Type of Reporting Person (See Instructions) IN

PREAMBLE

This Amendment No. 5 to Schedule 13D hereby amends the Schedule 13D Amendment No. 4 filed on November 28, 2000. The filing of this Schedule 13D is not, and should not be, an admission that such Schedule 13D is required to be filed.

Item 4.	Purpose of Transaction
On February 27, 2003, Univision Communications Inc. issued the press release attached as Exhibit 99.1.

Item 5.	Interest in Securities of the Issuer
(a)

The aggregate number of Securities to which this Schedule 13D relates is 36,926,323 shares, representing 30.7% of the outstanding 120,112,292 shares of the Issuer’s Class A common stock (assuming the Issuer’s Class B and Class C common stock have been converted).  A total of 21,983,392 of the Securities are Class C shares that may be converted at any time by the Reporting Persons to Class A shares.  The conversion ratio is 1:1.

Mr. Perenchio may be deemed to have beneficial ownership of the Securities beneficially owned by Univision (although he specifically disclaims such beneficial ownership).  The remaining Covered Persons disclaim beneficial ownership of the Securities.

(b)

Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Securities reported for it.  The remaining Covered Persons disclaim beneficial ownership of the Securities.

	(c)	Except as set forth in this Schedule 13D/A, to the best of their knowledge, the Covered Persons have not effected any transaction in the Securities during the past sixty days.
	(d)	Not applicable.
	(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2003
Date

Univision Communications Inc.
/s/ Robert V. Cahill
Signature
Robert V. Cahill / Vice President and Secretary
Name/Title

/s/ A. Jerrold Perenchio
Signature
A. Jerrold Perenchio
Name/Title